FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Board of Directors and Committees	2

TELEFÓNICA, S.A. (“Telefónica”) in compliance with the Securities Market legislation, hereby communicates the following
RELEVANT INFORMATION

The Board of Directors of Telefónica, S.A. and its Committees, at its meeting held today, have unanimously adopted the following resolutions, in relation to Telefónica, S.A.’s Board of Directors and its Committees:

1º.-    Changes relating to the Board of Directors

•	To take note of the voluntary resignation presented to the position of Director of Telefónica, S.A. by Mr. Wang Xiaochu, appreciating the services rendered to the Company during his tenure.

•	To take note of the voluntary resignation presented to the position of Director of Telefónica, S.A. by Mr. Luiz Fernando Furlán, appreciating the services rendered to the Company during his tenure.

•
Likewise, and in order to fill the abovementioned vacancies, to appoint by co-optation Ms. Claudia Sender Ramírez and Ms. Verónica Pascual Boé, as Independent Directors of Telefónica, S.A. upon proposal of the Nominating, Compensation and Corporate Governance Committee.

•	The Independent Director Mr. José Javier Echenique Landiríbar will hold one of the tree vice- chairmanships of the Board of Directors.

•
With the abstention of the Executive Directors and upon proposal of the Nominating, Compensation and Corporate Governance Committee, to appoint Mr. José Javier Echenique Landiríbar as Lead Independent Director, in replacement of the Director Mr. Francisco Javier de Paz Mancho (who changes into the category to “Other External”).

2º.-    Changes relating to the Board of Directors’ Committees

•
To amend the Regulation of the Board of Directors of Telefónica, S.A. as following: i) matters related to Reputation, Corporate Responsibility and Sustainability, until now the competence of the Regulation and Institutional Affairs Committee, become the responsibility of the Service Quality and Customer Service Committee; and ii) to change the name of the Service Quality and Customer Service Committee, which will be renamed Sustainability and Quality Committee.

•	To amend the composition of the Committees, adopting the following resolutions:

•
To appoint the Independent Director Mr. Peter Löscher as Member and Chairman of the Audit and Control Committee, (his appointment as Chairman will be effective as of 19 February 2020, following the formulation of the 2019 annual information, remaining Mr. Echenique as Chairman of that Committee until that date).

•	Mr. Francisco Javier de Paz Mancho ceases to be a Member of the Audit and Control Committee.

•
To appoint the Independent Director Mr. José Javier Echenique Landiríbar as Chairman of the Nominating, Compensation and Corporate Governance Committee, in replacement of Mr. Francisco Javier de Paz Mancho, who remains as Member of this Committee.

•	To appoint the Independent Director Ms. María Luisa García Blanco as Member of the Nominating, Compensation and Corporate Governance Committee, in replacement of Mr. Luiz Fernando Furlán.

•
To appoint the Other External Director Mr. Francisco Javier de Paz Mancho as Member and Chairman of the Sustainability and Quality Committee, in replacement of Mr. Peter Löscher, who ceases to be a Member and Chairman of this Committee.

•	To appoint the Independent Director Ms. Claudia Sender Ramírez as Member of the Sustainability and Quality Committee, in replacement of Ms. María Luisa García Blanco.

•	To appoint the Independent Director Ms. Verónica Pascual Boé as Member of the Strategy and Innovation Committee.
Consequently, the composition of the Committees is the following:

•	Audit and Control Committee

•	Mr. Peter Löscher (Independent Chairman as of February 19, 2020).

•	Mr. José Javier Echenique Landiríbar (Independent Director).

•	Ms. Carmen García de Andrés (Independent Director).

•	Mr. Ignacio Moreno Martínez (Proprietary Director).

•	Nominating, Compensation and Corporate Governance Committee

•	Mr. José Javier Echenique Landiríbar (Independent Chairman).

•	Mr. Peter Erskine (Other External Director).

•	Ms. Sabina Fluxà Thienemann (Independent Director).

•	Ms. María Luisa García Blanco (Independent Director).

•	Mr. Francisco Javier de Paz Mancho (Other External Director).

•	Sustainability and Quality Committee

•	Mr. Francisco Javier de Paz Mancho (Other External Chairman).

•	Ms. Carmen García de Andrés (Independent Director).

•	Mr. Ignacio Moreno Martínez (Proprietary Director).

•	Ms. Claudia Sender Ramírez (Independent Director).

•	Strategy and Innovation Committee

•	Mr. Peter Erskine (Other External Chairman).

•	Mr. José María Abril Pérez (Proprietary Director).

•	Mr. Juan Ignacio Cirac Sasturain (Independent Director).

•	Mr. Jordi Gual Solé (Proprietary Director).

•	Mr. Peter Löscher (Independent Director)

•	Ms. Verónica Pascual Boé (Independent Director)

•	Regulation and Institutional Affairs Committee

•	Mr. Ignacio Moreno Martínez (Proprietary Chairman).

•	Ms. María Luisa García Blanco (Independent Director).

•	Mr. Jordi Gual Solé (Proprietary Director).

•	Mr. Francisco Javier de Paz Mancho (Other External Director).

Madrid, December 18, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	December 18, 2019	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors